EXHIBIT 99.2

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

1.	2012 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

14.	NON-GAAP FINANCIAL MEASURES

15.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

16.	FUTURE ACCOUNTING CHANGES

17.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

18.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("Silver Standard" or "the Company") for the year ended December 31, 2012, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB).

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 28, 2013, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2011, is available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov, and also on the Company's Annual Information Form and Form 40-F to be filed on SEDAR in March 2013.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in item 18 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under "Non-GAAP Financial Measures" in item 14 of this MD&A. The Company uses Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the U.S. Securities and Exchange Commission as set out in a cautionary note contained in item 18 of this MD&A.

1.	2012 HIGHLIGHTS

▪	Generated annual sales revenue of $241 million, a 63% increase over the $148 million generated in 2011. Increased cash and cash equivalents to $367 million from $329 million at December 31, 2011.

▪
Produced 8.6 million ounces of silver at Pirquitas, exceeding the high-end of the 2012 guidance range. Direct mining costs were $12.61 per ounce of silver produced, down 8% from $13.65 per ounce in 2011 and within the 2012 guidance range.

▪	Signed multiple long-term silver concentrate sales contracts with smelters, diversifying the customer base and reducing treatment and refining costs.

▪	Completed the Pitarrilla Feasibility Study - defining a 32-year, high production project in Mexico.

▪
Increased the Company's silver Mineral Reserves to 566 million ounces, approximately 3 times the 189 million ounces reported at year-end, 2011. Increased Measured and Indicated Mineral Resources to 1,188 million ounces of silver, up 3% from 1,148 million ounces of silver reported at year-end 2011.

▪
Subsequent to year-end, closed a $265 million offering of convertible notes, the proceeds of which are anticipated to be used to repurchase or redeem approximately $138 million of the Company's outstanding 2008 convertible notes and for general corporate purposes, which may include developing or advancing the project portfolio.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for 2013. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 18 herein.
The Company's production and cost guidance for 2013 is:

▪	Produce and sell between 8.2 and 8.5 million ounces of silver.

▪	Produce over 20 million pounds of zinc.

▪	Cash costs between $17.00 and $18.50 per payable ounce of silver.

▪	Capital expenditures of $25 million at Pirquitas, including approximately $15 million for a tailings facility expansion, but excluding capitalized stripping costs.

▪	Expenditures of $15 million for exploration across the Company's portfolio.

▪	Expenditures of $17 million for development.

At the Pirquitas mine, the Company expects to produce between 8.2 and 8.5 million ounces of silver. The mine is currently transitioning from Phase 1 to Phase 2 of the San Miguel open-pit and due to ore and stockpile sequencing, the Company plans to produce approximately two million ounces of silver in the first quarter of 2013. Production is expected to increase as the year progresses and mining activities normalize.

The Company is required to adopt the accounting standard IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" effective January 1, 2013, which is discussed in detail under "Future Accounting Changes" in item 16 of this MD&A. The Company estimates that the adoption of IFRIC 20 will result in the capitalization of a significant amount of stripping costs at Pirquitas in 2013, that will be amortized in subsequent periods. The estimated impact of this accounting standard has been included within the cash costs guidance provided.

Cash cost are a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in item 14 of this MD&A. Please note the Company changed its "cash costs" and "total costs" disclosure methodology.

The Company plans to spend approximately $15 million on exploration in 2013. Approximately $7 million is budgeted for exploration at the Company's Mexican projects, with the balance mainly budgeted for Argentina and Peru. The Company may increase its exploration budget or redirect exploration spending in response to positive exploration results.

The Company expects to spend a minimum of $17 million on development in 2013, including approximately $8 million at Pitarrilla and $7 million at San Luis, in line with the Company's goal of advancing these projects to construction decisions. Should construction decisions be made, development expenditures would increase significantly. Planned investments in advance of construction decisions include optimization, land acquisition, community agreements, permitting and financing.

3.	BUSINESS OVERVIEW

Silver Standard is a silver resource and production company that has one producing mine and a portfolio of silver resource dominant projects. The Company's properties are located in six countries in the Americas. The Company is focused on operating and producing silver from the Pirquitas mine, which is located in the Province of Jujuy, Argentina, and on advancing the Pitarrilla project in Durango State, Mexico as well as the San Luis project in Ancash Department, Peru. In addition, the Company continues to advance its large portfolio of mineral projects and properties, which are at various stages of exploration and development. A number of these properties have silver mineral resource positions identified on them. The Company believes it holds one of the largest silver mineral reserves and silver mineral resource positions of any publicly-traded silver company. The Company also holds an approximate 20% interest in Pretium Resources Inc. ("Pretium"), a TSX listed gold exploration company.

The macro-economic environment in which the Company operates continues to be impacted by global issues from sovereign debt issues in Europe to the slowdown of growth in China. Global markets have remained volatile and generally risk averse. The price of silver increased steadily from 2009 to near record highs in early 2011, after which there has been significant volatility in prices and a general decrease through 2012, ending with a spot price of $29.95 per ounce at December 31, 2012. Silver averaged $31.15 per ounce in 2012, compared to $35.11 per ounce in 2011. Although lower than 2011, prices remain strong in historical terms and consensus estimates remain positive in the near term. The lower silver prices in 2012 compared to 2011 have, however, directly impacted revenues and income for the year.

In addition to global economic issues, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which causes delays in obtaining certain parts and supplies, the Argentine Central Bank regulates U.S. dollar flows into and out of the country, and Argentina is experiencing high inflation. These factors have either directly impacted the business or resulted in an increase in the perception of political risk in Argentina.

During 2012, the Company successfully achieved improved consistency of its operating performance at Pirquitas, producing 8.6 million ounces of silver compared to 7.1 million ounces of silver in 2011. Throughput continues to exceed design rates, feed grades are predictable and silver recoveries are generally in line with expectations.

The Company has also continued to advance its principal development projects, notably with the completion of a feasibility study for Pitarrilla on December 4, 2012. This feasibility study defined a project with a life exceeding 32 years, with silver production averaging approximately 15 million ounces per year, with an after-tax net present value ("NPV") of $737 million and after-tax internal rate of return ("IRR") of 12.8%1. The Company also received approval for its environmental impact assessment ("EIA") at San Luis for mining operations. In order to advance these projects towards construction decisions, the Company needs to obtain final land access agreements at both projects and continues with final technical assessments.

Subsequent to the year end, the Company issued $265 million in convertible notes. Approximately $138 million of the proceeds are anticipated to be used to repurchase or redeem the outstanding 4.5% convertible senior notes due 2028 (the "2008 Notes") in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing the Company's property portfolio.

1 See news release dated December 4, 2012 for further details of feasibility study.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

					Total	Total
Operating data	Q1	Q2	Q3	Q4	2012	2011
Total material mined (kt)	4,297	4,483	4,333	4,415	17,528	17,480
Ore crushed (kt)	524	400	533	407	1,864	1,429
Ore milled (kt)	416	386	404	417	1,623	1,089
Silver mill feed grade (g/t)	221	219	214	212	217	253
Zinc mill feed grade (%)	0.97	0.66	0.65	0.67	0.74	1.02
Silver recovery (%)	77.3	74.5	77.7	79.9	76.3	79.5
Zinc recovery (%)	37	35	39	42	38	41

Silver produced ('000 oz)	2,172	2,021	2,163	2,268	8,624	7,056
Zinc Produced ('000 lbs)	3,324	1,900	2,770	3,176	11,171	10,122
Silver sold ('000 oz)	1,536	1,859	2,770	3,218	9,383	4,846
Zinc Sold ('000 lbs)	1,791	1,791	2,152	2,731	8,465	12,419

Realized silver price ($/oz)	32.20	30.06	29.37	32.69	31.13	33.58

Cost of Inventory ($/oz) (1)	14.79	14.42	14.99	14.81	14.78	15.19
Cash costs ($/oz) (1)	19.17	18.52	19.56	19.12	19.14	19.70
Total costs ($/oz) (1)	28.78	25.71	26.76	27.32	27.06	26.36

Financial Data ($000s)
Revenue	38,406	42,412	73,524	86,778	241,120	147,845
Income from mine operations	6,245	6,758	16,469	16,640	46,112	51,919

(1)
The Company reports non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in the Company's Consolidated Statements of Income, please refer to "Non-GAAP Financial Measures" in item 14 of this MD&A.

Mine production

The Pirquitas mine produced 8.6 million ounces of silver during 2012 compared with 7.1 million ounces in 2011, an increase of 22%. A major portion of the increase is due to improved mechanical availability over 2011 performance. However, production in 2012 also improved as a result of higher and consistent throughput for the whole year. The mine also produced 11.2 million pounds of zinc, which was 10% higher than the 10.1 million pounds produced in 2011, again largely driven by higher throughput.

During the year, 1.6 million tonnes of ore were processed at an average milling rate of 4,433 tonnes per day, 11% above the plant's nominal design. This compares to 1.1 million tonnes at an average of 2,983 tonnes per day in 2011. The ongoing performance above design was the result of continuous improvement initiatives at the mine, including improved preventative maintenance, and improved crusher capacity.

Ore milled during 2012 contained an average silver grade of 217 g/t and an average silver recovery of 76.3% was achieved, lower than the average silver grade of 253 g/t and recovery of 79.5% achieved in 2011. Silver recovery occasionally suffered in 2012 due to the inability to import desired reagents. Despite lower grades and recoveries, overall production improved due to the higher throughput.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in item 14 of this MD&A.

Direct mining costs for 2012, as detailed under the Company's previous presentation method for its non-GAAP financial measures were $12.61 per ounce of silver produced, in line with guidance of $11.85 to $12.85 per ounce.

During 2012, the Company changed its presentation of cash costs, a non-GAAP financial measure. Under the revised methodology, the Company reports "cash costs" and "total costs" on a "per payable ounce sold" basis. Silver concentrate export duties, that are being accrued but not paid, are included in total costs to reflect their non-cash nature. Previous disclosures have been restated to conform to the amended presentation.

Cost of inventory in 2012 was $14.78 per payable ounce of silver compared to $15.19 per payable ounce in 2011. The cost of inventory was lower in 2012 as operating costs on a per ounce basis improved due to consistent production and higher throughput.

Cash costs in 2012, which includes treatment and refining costs, freight and transportation, and by-product credits were $19.14 per payable ounce of silver compared to $19.70 per payable ounce of silver in 2011. The lower incremental per ounce impact of off-site costs in 2012 compared with 2011 is due partially to lower silver prices in 2012 and improved concentrate sales contract terms negotiated in 2012.

Total costs, which includes export duties, depreciation, depletion and amortization, were $27.06 per payable ounce in 2012 compared to $26.36 per payable ounce in 2011. Depreciation, depletion and amortization costs on a per ounce basis were higher in 2012 due to a reduction of Mineral Reserves at Pirquitas at the end of 2011, which increased the depreciation charge on certain assets in 2012.

Exploration drilling

At Pirquitas, the Company completed an extensive diamond drill program of 142 holes for approximately 53,000 metres. The program was extended beyond the planned campaign following positive drilling results and the discovery of certain geophysical anomalies to the east of the San Miguel open-pit in the first half of 2012. The drilling program was principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley Mineral Resources as reported in the technical report entitled "NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina", dated effective December 23, 2011 (the "2011 Pirquitas Technical Report"). An updated Mineral Resources model was completed, and as of December 31, 2012 the Cortaderas area is estimated to contain the following Mineral Resources:

Cut-off Ag (g/t)	Classification	Tonnes (millions)	Ag (g/t)	Zn (%)	Sn (%)	Ag (Moz)	Zn (Mlb)	Sn (Mlb)
40	Indicated	3.9	128	5.00	0.15	16.2	432	13
50	Indicated	3.6	137	5.14	0.16	15.6	403	12
60	Indicated	3.2	146	5.29	0.17	15.0	372	12

40	Inferred	3.0	152	5.29	0.25	14.5	347	17
50	Inferred	2.7	162	5.44	0.27	14.1	326	16
60	Interred	2.4	174	5.61	0.28	13.6	301	15
Notes:

1.	Jeremy D. Vincent, B. Sc. (Hons), P.Geo., Senior Geologist employed by the Company, is the Qualified Person for the reported Mineral Resources estimate.

2.	All Mineral Resources estimates have been classified in accordance with current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definition standards.

3.
The above Mineral Resources are reported at a range of potentially economic silver cut-off grades to demonstrate sensitivity, whilst retaining reasonable prospects for economic extraction.  The cut-off grade of 50 grams per tonne silver has not yet been demonstrated by a preliminary economic assessment or higher level mine study.

4.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this MD&A are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.

5.	The reported tonnes, grade, and metal content may not tally precisely due to rounding.

The Company plans to prepare a Preliminary Economic Assessment ("PEA") in the first half of 2013 on an underground mining concept for the Cortaderas area.

Fiscal stability agreement and regulatory environment

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998 (the “Fiscal Agreement”). In December 2007, the National Customs Authority of Argentina (the “NCA”) levied an export duty of approximately 10% on concentrates, even for projects with fiscal stability agreements predating 2002. The legality of the export duty on silver concentrates has been challenged and is currently under review by the court in Argentina. The Company has been advised that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. In December 2012, the Federal Court of Appeal (Salta) upheld a cease payment order granted in the Company's favour by the Federal Court (Jujuy) effective September 29, 2010, which provided that the Company was not required to pay the 10% export duty imposed upon us by the NCA in December 2007. However, the Federal Government of Argentina has appealed this decision to the Federal Supreme Court of Argentina. The appeal by the Federal Government of Argentina has also included the refund claimed by the Company for the export duties paid before the cease payment order, as well as matters of procedure related to the uncertainty of the amount reclaimed.
Until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6.6 million in export duties, against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2012, the Company has accrued a liability totaling $35.0 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company's total production cost. If resolved in the Company's favour, the impact would be to reduce total production costs by approximately 10% of the net sales price on a per ounce basis.
On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Argentine Central Bank and the Federal Administration of Public Income. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina. Although the Fiscal Agreement includes stability over foreign exchange controls, the government removed such benefits with this decree.
In addition, the regulatory environment in Argentina continues to impact the business, as outlined in item 3 "Business Overview" of this MD&A. Notably, in the second quarter of 2012, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export proceeds from 180 days to 15 days, which caused the Pirquitas mine to temporarily suspend shipments while the Company assessed the impact of this resolution. Subsequently, the time permitted to repatriate export proceeds was increased to 30 days and then to 140 days for silver and zinc concentrates, which enabled us to recommence shipping. In September 2012, a revised resolution reinstated the 180 day time limit for silver concentrates only. Further, during 2012, the Argentine Central Bank increased its involvement in U.S. dollar inflows and outflows, and the country continued to experience high inflation along with a weakening currency.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $23.9 million was spent during 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $18.2 million in 2011.

In a news release dated December 4, 2012, the Company announced the results of a feasibility study on the project. The following are the key highlights:

•	Probable Mineral Reserves of 479 million ounces of silver, approximately 5.2 times greater than the 91.7 million ounces of Probable Mineral Reserves reported previously.

•	A 32-year project life producing an average of approximately 15 million ounces of silver per year during the first 18 years of production.

•
An after-tax NPV of $737 million at base case long term-metal prices using a 5% real discount rate and $1.7 billion at spot prices1. An after-tax IRR of 12.8% at base case long-term metal prices using a discount of 5% and 21.2% at spot prices1.

•	Estimated average cash costs of $10.01 per payable ounce of silver over the life of the project.

•	Total pre-production capital of $741 million, including $157 million of pre-production operating costs and $131 million of pre-operating revenue.

•	Standard truck-and-shovel open-pit mining methods and well-established flotation and leach processing methods.

The feasibility study evaluates the development and construction of an open-pit mine, processing facilities, a tailings storage facility and supporting infrastructure. Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life.

Pitarrilla is expected to use a standard truck and shovel open-pit mining method, with a fleet of trucks that is expected to haul an average of over 175,000 tonnes of material per day over 20 years. The plant will use standard grind, float and agitated leach circuits to process 16,000 tonnes per day of flotation/leach ore or 12,000 tonnes per day of direct leach ore. The Pitarrilla project will produce lead and zinc concentrates and a silver doré.

Pitarrilla is located approximately 160 kilometres north-northwest of the city of Durango. A paved roadway extends to within 47 kilometres of the plant site. The Company has been advised by the Comision Federal De Electricidad, Mexico's national power utility, that it will provide power for the project via a new powerline.

During 2012, the Company completed 34 in-fill drill holes totaling 3,400 metres in the upper zones of the oxide deposit, and 33 closely-spaced drill holes totaling 8,914 metres for geostatistical studies to refine the Mineral Resources model in support of the feasibility study. The Company also successfully closed certain land access rights and continues to negotiate for the remaining few parcels of land. It also received approval for the EIA for certain parts of the project infrastructure. An EIA is expected to be completed and ready for submission to Mexico's environmental agency in the first half of 2013.

1 Base case metal prices: $27.50 per ounce silver in the final pre-production year and the first two years of production, and $25.00 per ounce silver thereafter; $0.90 per pound of lead and $0.95 per pound of zinc. Spot case metal prices: $34.13 per ounce of silver, $0.99 per pound of lead and $0.87 per pound of zinc. Refer to the press release dated December 4, 2012 for further details.

In connection with the technical report dated December 14, 2012 and entitled "NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico" (the "2012 Pitarrilla Technical Report"), the Company prepared updated estimates of the Pitarrilla project's Mineral Reserves and Mineral Resources. The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver, 1,014 million pounds of lead and 2,722 million pounds of zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver, 1,815 million pounds of lead and 4,146 million pounds of zinc, all above a 30 grams per tonne silver cut-off. The updated Mineral Reserves for the Pitarrilla project represent an increase of approximately 422% from the Mineral Reserves estimate for the project that was reported on September 21, 2009 in a technical report entitled "NI 43-101 Technical Report - Pitarrilla Property Pre-feasibility Study". The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent B.Sc (Hons), P.Geo and by Andrew Sharp, B.Eng., FAusIMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

San Luis, Peru

A total of $7.9 million was spent during 2012 at the wholly-owned San Luis project in Peru compared to $5.6 million in 2011.

On September 10, 2012, the Peruvian government approved the EIA for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis Project. Long-term land access negotiations are continuing with one of the two local communities that control the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement will enable permit applications to be submitted and a development decision to be made.
The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein, with other identified veins on the 35,000 hectare property requiring further exploration the Mineral Reserve estimate for the San Luis project was prepared by Steve L. Milne, P.E of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

During the year, the Company received approval for an exploration EIA, allowing for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelén deposit. This target is located in an area where land access for exploration activities has been previously granted by the local community. The Company obtained the required water permit and is now awaiting final government approvals.

Diablillos, Argentina

A total of $2.0 million was spent during 2012 at the Company's wholly-owned Diablillos project compared to $2.6 million in 2011. The Diablillos project is a silver-gold exploration project located in northwestern Argentina approximately 275 kilometers south of the Company's Pirquitas mine and is accessible by gravel road. The project consists of eight mining leases or "minas" totaling 4,500 hectares, and 2 exploration licenses (or cateos) of 5,567 hectares.

In 2012, five areas marked by exposures of precious metal mineralization were further evaluated through the rock-chip sampling of several shallow trenches that were excavated using a back-hoe machine. In the fourth quarter of 2012, the Company drilled 19 diamond boreholes for a combined length of 1,684 metres to test these five targets. The targets were zones of gold and silver mineralization that lie peripheral to the Oculto deposit. Initial results demonstrate encouraging mineralization that will be considered for additional testing in 2013.

The Oculto deposit has Indicated Mineral Resources of 21.6 million tonnes containing 77.1 million ounces of silver at an average grade of 111 g/t silver and 640,000 ounces of gold at an average grade of 0.9 g/t gold, with additional Inferred Mineral Resources of 7.2 million tonnes containing 6.3 million ounces of silver at an average grade of 27 g/t silver and 190,000 ounces of gold at an average grade of 0.8 g/t gold. The Mineral Resource estimate for the Diablillos Project was prepared by Wardrop Engineering Inc. of Vancouver, British Columbia and presented in a technical report dated July 27, 2009 and entitled "Technical Report on the Diablillos Property - Salta and Catamarca Provinces, Argentina", in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

Other Exploration Projects

The Company completed exploration programs in 2012 on the following wholly-owned mineral properties - the San Agustín, Valenciana, El Mogote, Las Varas, Veta Colorada, Chilicote, Palmilla and San Patricio properties in Mexico, the Saddleback and Silver Creek properties in Arizona/New Mexico , U.S.A and the Candelaria Mine property in Nevada, U.S.A.

Airborne geophysical surveys were conducted over the Saddleback, Silver Creek, Valenciana, El Mogote, Veta Colorada, Chilicote, Palmilla and San Patricio properties. Ground geophysical surveys involving the induced polarization ("IP") and gravity survey methods were also performed on the Valenciana and El Mogote properties, while ground IP surveys were carried out on the Saddleback and Silver Creek properties. Bedrock chip sampling was done on all of the above-mentioned mineral properties, with samples being analyzed for a diverse suite of trace elements, including silver and gold. A grid-controlled soil geochemistry survey consisting of more than 400 samples was completed on the Valenciana property. At San Agustín, fieldwork completed in 2012 involved the re-logging of existing drill cores, the collection of bulk density measurements for hundreds of core samples, and the collection of several hundred core samples that were then analyzed for their mineral compositions using a Terraspec™ spectral mineral analyzer. Data obtained by the various geophysical and geochemical surveys have been used to outline potential drilling targets for economic mineral deposits below the surface. Drill targets have been defined on the Valenciana, El Mogote, San Patricio and Saddleback properties.

In December 2012, the Company received drilling permits for the San Patricio property in Chihuahua, Mexico and the Saddleback property which straddles the Arizona-New Mexico border in the southwestern USA. Diamond drilling programs were initiated on these two properties before the end of 2012 and continued into January 2013.

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results:

	Years ended December 31
	2012	2011	2010
	$000s	$000s	$000s
Revenue	241,120	147,845	112,256
Income from mine operations	46,112	51,919	14,134
Operating income	9,748	22,565	(17,162)
Gain on sale of mineral properties	—	49,856	402,009
Net income attributable to shareholders	54,826	80,128	338,455
Basic earnings $ per share	0.68	1.00	4.34
Diluted earnings $ per share	0.68	0.99	4.32
Cash dividends ($/share)	—	—	—

	As at December 31
	2012	2011	2010
	$000s	$000s	$000s
Cash and cash equivalents	366,947	329,055	232,311
Total assets	1,316,912	1,276,102	1,147,990
Non-current financial liabilities	—	126,555	137,860

Review of the Annual Financial Results

Net income for the year ended December 31, 2012 was $54.8 million ($0.68 per share) compared to $80.1 million ($1.00 per share) in 2011. The following is a summary and discussion on significant components of income and expenses recorded during 2012 compared to the prior year.

In 2012, the Company recognized revenues from the Pirquitas mine of $241.1 million from the sale of 9.4 million ounces of silver and 8.5 million pounds of zinc. Shipments made in the year realized an average silver price of $31.13 per ounce, excluding the impact of period-end price adjustments and zinc shipments realized an average price of $0.88 per pound. This is compared with 2011, which recognized revenues of $147.8 million from the sale of 4.8 million ounces of silver at an average realized price of $33.58 per ounce. The increase in sales in 2012 compared to 2011 is primarily driven by the increased volume of concentrate sold. In 2011, the Company terminated the sales contract with its sole customer to pursue a strategy of diversifying its customer base and securing beneficial terms. This strategy meant that the Company did not ship for approximately two months in mid-2011. The increased volume of sales in 2012 was however partially offset by lower realized silver prices as compared to 2011.

Cost of sales for 2012 was $195.0 million compared to $95.9 million in 2011. The resulting Income from mine operations was $46.1 million in 2012, compared to $51.9 million in 2011. The gross margin of 19% in 2012 was lower than the gross margin of 35% in 2011, primarily due to lower realized silver prices and higher depreciation charges. Cost of inventory was marginally lower in 2012 at $14.78 per payable ounce of silver compared to $15.19 in 2011. Depletion, depreciation and amortization was $5.20 per payable ounce in 2012 compared to $3.77 per payable ounce in 2011. The $1.43 per ounce increase is due to the reduction of the mine life resulting from a Mineral Reserves reduction reported in the fourth quarter of 2011, which accelerated the depreciation charge on many assets in 2012. Export duties continue to be accrued with $23.4 million included in cost of sales for 2012. If the legal claim is concluded in the Company's favor, any such benefit in relation to silver concentrate would be recognized in the period recovery becomes virtually certain.

General and administrative expenses for the year ended December 31, 2012 of $23.7 million were overall consistent with the $23.7 million recorded in 2011. Share-based payments were $2.4 million higher in 2012 primarily due to the increase in the number of stock options and cash-settled awards granted, while the underlying share price was broadly consistent. Salaries and travel expenses, however, were lower in 2012 due to reduced headcount.

Expensed exploration and evaluation expenses were $12.7 million for 2012 compared to $5.7 million in 2011. These relate primarily to the drill programs at the Pirquitas mine, which is focused on the Cortaderas Valley Area, the results of which are discussed above in the "Results of Operations" in Item 4. Exploration costs at operating properties are expensed until a Mineral Reserve is defined, consistent with the Company's accounting policy.

The Company recorded a significant gain on sale of mineral properties in 2011 from the sale of the Bowdens project in Australia to Kingsgate Consolidated Limited for $45.0 million in cash and 3.4 million shares (with an approximate value of $25.6 million). Total consideration was approximately $70.7 million, resulting in a gain on sale of $51.4 million.There was no such gain for 2012.

A significant constituent of net income or loss each period is Other income (expenses), which comprises the following for the years ended December 31:

	2012	2011
	$000s	$000s
Gain on sale of ABCP	4,853	—
Gain on dilution of associate	15,839	1,803
Share of net (loss) of associate	(3,409)	(6,078)
Unrealized (loss) gain on financial instruments at FVTPL	(2,501)	20,182
Gain on sale of marketable securities	—	5,453
Loss on marketable securities	(9,354)	—
Write-off of mineral property costs	(86)	(4,624)
Reversal of impairment of convertible debenture	—	2,400
Dividend income	701	—
Miscellaneous expense	(1,365)	(1,056)
	4,678	18,080

In 2012, the Company disposed of its Canadian asset-backed commercial paper (ABCP), following improved liquidity in that market. These assets had been previously written off, resulting in a gain of $4.9 million.
The Company recorded dilution gains totaling $15.8 million from its investment in Pretium in 2012 compared to $1.8 million in 2011. This non-cash gain arose because Pretium completed two private placements and a prospectus offering in which the Company did not participate. In addition, as a result of the equity accounting treatment for this investment, the Company is required to record its share of Pretium's losses, which were $3.4 million in 2012 compared to $6.1 million in 2011.

The unrealized (loss) gain on financial instruments at fair value through profit and loss (“FVTPL”) is primarily related to a loss from the warrant liability, partially offset by a gain on the re-measurement of the convertible note derivative liability. A loss of $2.5 million was recorded in 2012 compared to a gain of $20.2 million in 2011.

During 2012, the Company recorded an impairment on marketable securities which had had a significant decline in share price compared to cost. The decline in value had previously been recorded in other comprehensive income, and upon the recognition of the impairment a $10.8 million loss was recognized in the consolidated statement of income. This was partially offset by a $1.4 million gain on disposal of a marketable security.

In 2012, one minor project, Pistola de Oro, was written off following a decision not to proceed with the option purchase agreement. In 2011, the Company wrote off exploration costs of $4.6 million following a decision to let its option of the Navidad claim group at the Nazas property expire.

In 2011, the Company settled its convertible debenture with Aurcana Corporation, which resulted in a recovery of the previous impairment of $2.4 million, recorded within other income.

The Company recorded a foreign exchange loss for the year ended December 31, 2012 of $6.0 million compared to a loss of $2.7 million in 2011. The Company's main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During 2012, the loss largely resulted from the Argentine peso steadily weakening against the U.S. dollar.

For the year ended December 31, 2012, the Company recorded an income tax recovery of $19.7 million compared to an income tax expense of $31.4 million in 2011. The tax recovery in 2012 is primarily related to the recognition of tax benefits in Argentina totaling $46.8 million arising from foreign exchange losses and interest expenses. This was partially offset by profitable operations at Pirquitas, further devaluation of Argentine peso denominated deferred tax assets, and other non-deductible expenses. In 2011, the tax expense of $31.4 million was the result of $21.1 million in current and deferred tax expense at Pirquitas, $5.2 million from the capital gain on the sale of the Pretium shares, $16.1 million from the gain on the sale of the Bowdens project. These expenses are partially offset by realized losses, with the balance related to changes in deferred tax liabilities.

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected results from the eight most recent quarters all of which have been prepared in accordance with IFRS:

	2012				2011
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	86,778	73,524	42,412	38,406	14,369	26,152	47,271	60,053
Income (loss) from mine operations	16,640	16,469	6,758	6,245	(3,270)	11,492	15,838	27,859
Net income (loss) before tax	(12,203)	2,201	43,357	1,729	(7,767)	52,724	52,335	14,233
Net income (loss) after tax	23,848	(2,491)	34,544	(1,075)	2,584	21,836	45,765	9,943

Basic earnings (loss) per share	0.30	(0.03)	0.43	(0.01)	0.03	0.27	0.57	0.12
Diluted earnings (loss) per share	0.30	(0.03)	0.43	(0.01)	0.03	0.27	0.57	0.12

Cash and cash equivalents	366,947	353,439	351,780	293,294	329,055	355,903	368,759	260,733
Total assets	1,316,912	1,343,382	1,322,520	1,288,122	1,276,102	1,249,570	1,252,360	1,178,644
Working capital	378,959	396,251	377,902	301,492	399,088	428,627	418,812	335,764
Non-current financial liabilities	—	—	—	—	126,555	182,018	171,203	174,497

The volatility in revenue over the past eight quarters has resulted from commodity prices, sales volumes, and certain operational and regulatory circumstances. Sales in the first half of 2011 were in a period of near-record silver prices; then, in mid-2011, the Company terminated its only sales contract to pursue a strategy of customer diversification, which resulted in a hiatus on shipments through the second half of 2011, hence the lower revenue. Shipments recommenced in late 2011, continuing through the first quarter of 2012. Changes in Argentine export rules early in the second quarter of 2012 resulted in a cessation of shipments for two months, which impacted revenue in that period. The two most recent quarters have demonstrated consistent, uninterrupted sales to multiple counterparties, partially selling down finished goods inventory held on site. Income (loss) from mine operations followed a similar trend over the past eight quarters, with margins consistent with silver price.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by non-operational transactions. In the second quarter of 2011, the Company partially disposed of its interest in Pretium for a gain of $39.3 million. In the third quarter of 2011, the Bowdens project in Australia was sold to Kingsgate for a gain of $51.4 million. In the first quarter of 2012, the Company reversed a previous impairment of the value of their ABCP based on improved liquidity in the market and price estimates of the assets, resulting in a gain of $4.5 million. In the second quarter of 2012, the Company further reduced its interest in Pretium as a result of the exercise of 5.3 million share purchase warrants recording a gain of $45.9 million. Finally in the fourth quarter of 2012, the Company recorded a $10.8 million impairment of marketable securities, which was a significant component of the loss recorded.

Review of Quarterly Financial Results - three months ended December 31, 2012 compared to the three months ended September 30, 2012

The Company recorded net income in the fourth quarter of 2012 of $23.8 million or 0.30 per share, compared to a net loss of $2.5 million in the third quarter of 2012 or 0.03 per share. Compared to the prior quarter, the net income for the three months ended December 31, 2012 was impacted by the following factors:

In the fourth quarter of 2012, the Company recognized revenues of $86.8 million from the sale of 3.2 million ounces of silver and 2.7 million pounds of zinc, at average realized prices of $32.69 per ounce of silver and $0.87 per pound of zinc. This compares to revenues of $73.5 million in the third quarter of 2012 from the sale of 2.8 million ounces of silver and 2.2 million pounds of zinc, at average realized prices of $29.37 per ounce of silver, and $0.83 per pound of zinc. The increase in revenue is primarily the result of higher silver ounces sold in a higher silver price environment although this was offset to some extent by negative price adjustments of $5.3 million on shipments to be settled in 2013.

Cost of sales on a per ounce basis were slightly higher in the fourth quarter as compared to the third quarter. Cost of inventory and depletion, depreciation and amortization on a per payable ounce basis were relatively consistent with the prior quarter. Royalties and export taxes were $3.22 per payable ounce for the three months ended December 31, 2012 as compared to $2.22 per payable ounce for the three months ended September 30, 2012. Royalties and export taxes vary as a function of sales prices and actual silver ounces shipped. Consequently, in the fourth quarter, a higher volume of concentrate shipments in comparison to the three months ended September 30, 2012 resulted in higher export taxes.

General and administrative costs in the fourth quarter were $5.9 million compared to $4.5 million in the third quarter. The lower general and administrative costs in the third quarter were principally due to the reallocation of corporate costs from the first three quarters of the year.

Expensed exploration costs of $4.7 million for the three months ended December 31, 2012, were consistent with the $4.8 million for the three months ended September 30, 2012. These costs primarily relate to the drill program at the Pirquitas mine which spanned both quarters. Exploration costs at operating properties are expensed, consistent with the Company's accounting policy.

During the fourth quarter, the Company recorded an impairment on marketable securities which had a significant decline in share price compared to cost. The decline in value had previously been recorded in other comprehensive income, and upon the recognition of the impairment a $10.8 million loss was recognized in the consolidated statement of income. There were no impairments in the third quarter.

An income tax recovery of $36.1 million was recorded in the fourth quarter compared to an expense of $4.7 million in the third quarter. The tax recovery in the fourth quarter is primarily related to the recognition of tax benefits in Argentina totaling $46.8 million arising from foreign exchange losses and interest expenses. This was partially offset by profitable operations at Pirquitas, further devaluation of Argentine peso denominated deferred tax assets, and other non-deductible expenses. In the third quarter, income tax expense was the result of profitable operations at Pirquitas and the continued devaluation of the Argentine Peso against the USD, which increased the deferred income tax liability balance and tax expense.

8.	LIQUIDITY

At December 31, 2012, the Company had $366.9 million of cash and cash equivalents, an increase of $37.9 million from December 31, 2011. The increase in cash resulted from cash generation of $5.4 million from operating activities, receipt of $75.9 million in proceeds from the sale of investments, and net value added tax recovery of $18.1 million, while spending $62.0 million on exploration and development projects and capital expenditures at the Pirquitas mine.

Of the cash and cash equivalents balance, $304.5 million was held in Canada, the United States and Australia. Approximately $183.3 million is invested in short term investments under the Company's investment policy with maturities of 90 days or less providing the Company with sufficient liquidity to meet corporate needs. At December 31, 2012, the Company held $62.6 million cash in Argentina. Argentine government regulation of U.S. dollar inflows and outflows restricts the Company's ability to repatriate cash generated by the Pirquitas mine. The Company is repatriating cash from Argentina under a fixed schedule of debt repayments.

Through 2012, the Company's working capital position reduced by $20.1 million from $399.1 million to $379.0 million. The reduction resulted from the reclassification of $138 million of convertible notes from a non-current liability to a current liability as they are anticipated to be redeemed in March 2013. Ignoring this reclassification, working capital increased during 2012. Cash increased by $37.9 million, trade and other receivables increased by $64.1 million, and inventory by $7.3 million. The increase in receivables was due to trade accounts receivable and the result of successful VAT collections in Argentina such that as at December 31, 2012, $32.8 million was classified as current assets. The increase in assets was offset by an increase in accounts payable and accrued liabilities of which, $35.0 million was due to the continued accrual of unpaid export duties on silver concentrate.

As noted above, the most significant impact on working capital in 2012 was the reclassification of the 2008 convertible notes, with a face value of $138.0 million, to a current liability as they are anticipated to be redeemed in early 2013. This redemption would have reduced the Company's liquidity and therefore subsequent to year end, the Company issued $265 million in convertible notes, with $138 million anticipated to be used to repurchase or redeem the outstanding 2008 Notes in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing the Company's property portfolio.

On January 16, 2013, the Company sold $250 million in senior convertible unsecured notes ("2013 Notes") with an additional $15 million sold for overallotments on February 13, 2013, for estimated net proceeds of approximately $256.4 million after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to the Company, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes will be convertible into the Company’s common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

The Company may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, the Company may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, the Company may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes will have the right to require the Company to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date. The Company is assessing the accounting impact of the 2013 Notes.

At December 31, 2012, the Company owned 18.9 million shares of Pretium, which are held at cost on the Consolidated Statements of Financial Position. The fair value of Pretium common shares at December 31, 2012, excluding potential selling costs, according to published share price quotations was $250,803,000.

The following table summarizes the Company's financial liabilities, operating and capital commitments at December 31, 2012:

	Payments due by period
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years
	$000s	$000s	$000s	$000s	$000s
Trade and other payables	77,143	77,143	—	—	—
Convertible notes (i)	138,000	138,000	—	—	—
Interest on convertible notes (i)	3,079	3,079	—	—	—
Capital expenditure commitments	18,875	9,646	9,229	—	—
Minimum lease rental and lease payments	3,528	421	1,499	1,161	447
Total contractual obligations	240,625	228,289	10,728	1,161	447

(i) Convertible notes mature in 2028 but are redeemable in part or in full at the option of the holder on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest at 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $43.33 per common share.

The Company's financial position at December 31, 2012, and projected operating cash flows are believed to be sufficient to fund currently-planned capital and exploration expenditures over the next twelve months and to discharge liabilities as they become due, including the potential mandatory redemption of the outstanding 2008 Notes in March 2013.

9.	CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31
	2012	2011
	$000s	$000s
Shareholders' equity	706,901	705,876
Convertible notes	135,805	125,313
	842,706	831,189

Less: cash and cash equivalents	(366,947)	(329,055)
	475,759	502,134

At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company has completed a feasibility study of the Pitarrilla project in Mexico, targeting a construction decision in 2013. In the event of a positive construction decision, the Company's capital expenditure requirements are expected to increase materially in late 2013 and for the next three years.

As at December 31, 2012, the Company had 80,747,767 common shares outstanding and 2,023,563 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$36.14.

Outstanding share data
The authorized capital consists of an unlimited number of common shares without par value. As at February 28, 2013, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,063,407	11.50 - 36.14	0.5 - 7.0
Fully diluted	82,817,841

The Company's Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 as more fully described in the Company's news release dated March 12, 2012.

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on the Company's financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company's use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company's financial instruments and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing the Company.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside the control of the Company such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.
The Company has not hedged the price of silver as part of its overall corporate strategy.
A 10% increase in the average commodity price for the year, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

	2012	2011
Products	$000s	$000s
10% increase in silver price	15,412	9,005
10% increase in zinc price	346	605

The Company holds certain investments in available-for-sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii)	Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk (all values expressed in USD):

	December 31, 2012
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	35,860	62,612	5,583	1,482
Marketable securities	19,034	—	15,699	—
Value added tax receivable	—	65,976	—	3,521
Export duty accrual	—	(35,009)	—	—
Trade and other payables	(10,088)	(14,924)	—	(726)
Total	44,806	78,655	21,282	4,277

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	80,480	6,051	—	584
Marketable securities	13,753	—	19,787	—
Accounts receivable	—	—	5,045	—
Value added tax receivable	—	89,636	—	1,006
Export duty accrual	—	(13,101)	—	—
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	—	—	—
Total	79,341	70,978	8,332	476

The Company monitors and manages its foreign exchange risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2012 the Company has not entered into any derivatives to mitigate this risk. At December 31, 2012, the Company held $62.6 million in cash in Argentina. Argentine government regulations of U.S. dollar inflows and outflows restricts the Company's ability to repatriate cash generated by the Pirquitas mine. The Company is repatriating cash from Argentina under a fixed schedule of debt repayments. The Company is actively seeking ways to mitigate the risk on its cash balance of a devaluation of the Argentine peso.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to the Company's after-tax net income:

	2012	2011
	$000s	$000s
Canadian dollar	(3,361)	(5,830)
Argentine peso	(5,269)	(5,635)
Australian dollar	(1,490)	(630)
Mexican peso	(300)	(33)

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company's cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the Company records the 2008 Notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. Similar risk exposures exist for the convertible notes issued in 2013.
As at December 31, 2012, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.41% (2011 - 0.14%). With other variables unchanged, a 1% increase in the annualized interest rate would increase after-tax net income by $2.6 million (2011 - $2.3 million).

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company's credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits Under the Company’s investment policy investments are diversified and are made only in highly-rated financial institutions, corporate and government securities. The Company considers the risk of loss associated with these investments to be low.

Credit risk related to trade receivables The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. The Company manages this risk by requiring provisional payments of at least 80 percent of the value of the concentrate shipped and through utilizing multiple counterparties. By undertaking a process of diversifying its customer base from one in 2011 to four long-term customers in 2012 the Company has reduced this risk further.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility.

The Company also has credit risk through its significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

The Company’s maximum exposure to credit risk as at December 31 was as follows:

	2012	2011
	$000s	$000s
Cash and cash equivalents	366,947	329,055
Value added tax receivable	70,159	90,642
Trade and other receivables	41,059	5,045
Other financial assets	1,847	1,768
	480,012	426,510

At December 31, 2012 no amounts were held as collateral.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company's current operations, expansion and development plans, and by managing its capital structure. The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

A detailed discussion of the Company's liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2012, is presented above in item 8 of this MD&A.

In the opinion of management, working capital at December 31, 2012, together with future cash flows from operations is sufficient to support the Company's commitments through 2013. For periods beyond 2013 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

11.	OTHER RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its operating results, business prospects or financial position. The Company has discussed several of these risks and uncertainties below; however, for a more comprehensive list of the risks and uncertainties affecting its business, please refer to the section entitled "Risk Factors" in its Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com and on the EGDAR section of the SEC website www.sec.gov, and to its Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR in March 2013.
The production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project may vary and/or not be achieved
The Company has prepared estimates of future production, operating costs and capital costs for the Pirquitas mine, and the 2012 Pitarrilla Technical Report and the 2010 San Luis Technical Report contain estimates of future production, operating and capital costs and other economic and technical estimates relating to these projects. The Company cannot assure that such production, cost or other estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within the Company's control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations (including import restrictions for equipment and material required for operations at the mines) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.
The Company may be unable to replace its Mineral Reserves
The Pirquitas mine is the Company's only current source of metals production and revenue. The 2011 Pirquitas Technical Report provides for production at the Pirquitas mine to cease in 2020. If the Company's Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves at the Pirquitas mine, there may be an adverse impact on the Company's future cash flows, income, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.
Political or economic instability or unexpected regulatory change in the countries where the Company's properties are located could adversely affect its business
The Company currently conducts operations in Argentina, and has exploration projects in Mexico, Peru, Argentina, Chile, Canada and the United States, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, employee profit-sharing requirements, foreign exchange controls, restrictions on repatriation of profits, import and export regulations, cancellation or renegotiation of contracts, changing fiscal regimes and uncertain regulatory environments, fluctuations in currency exchange rates, high rates of inflation, changes in royalty and tax regimes, including the elimination of tax exemptions, underdeveloped industrial and economic infrastructure, unenforceability of contractual rights and judgments and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect the Company's business.
The regulatory environment in Argentina continues to provide a challenging cost environment, especially with inflation at elevated levels. For example, on October 26, 2011, the Federal Government of Argentina announced that future export revenues derived from mining operations in Argentina must be repatriated to Argentina and converted into Argentine currency prior to being distributed either locally or overseas. The distribution of earnings overseas requires Argentine currency to be converted into foreign currency for repatriation. A bank transaction tax of 0.6% applies to the conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.
Additionally, in April 2012, the Federal Government of Argentina expropriated 51% of the equity interest in Yacimientos Petroliferos Fiscales ("YPF"), Argentina's largest oil and gas company, from the Spanish company Repsol S.A. ("Repsol"), without payment of any compensation. Argentina's President claimed that control of YPF was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes this claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in Argentina.

The Company may be subject to a 10% export tax on production from the Pirquitas mine
The Company entered into the Fiscal Stability Agreement with the government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. The Company has challenged the export duty applied to silver concentrate and the matter is currently under review by the Federal court in Argentina. The Federal Court of Jujuy granted an order in the Company's favor effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the cease payment order in December 2012; however, the Federal Government of Argentina has appealed this decision to the Federal Supreme Court of Argentina. The appeal by the Federal Government of Argentina has also included the refund the Company claimed for the export duties paid before the cease payment order, as well as matters of procedure related to the uncertainty of the amount reclaimed.
As of December 31, 2012 the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment, the Company has not been paying export duties on silver concentrate but continue to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2012, the Company had accrued a liability totaling $35.0 million.
While the Company is of the view that the export duty levied on the Pirquitas mine has no legal merit, there is no assurance that the Company will be successful in the courts of Argentina or that the Company will not have to pay the full amount of the export duties going forward, as well as those that have accrued since September 29, 2010, plus interest and penalties. In the event that the Company is unsuccessful, this would negatively impact its financial position.
Suitable infrastructure may not be available or damage to existing infrastructure may occur
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, the Company cannot be assured that the exploitation or development of its projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of its projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, civil disobedience, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.
The Company's activities are subject to environmental laws and regulations that may increase its costs and restrict its operations
The Company's activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Violations of environmental, health and safety laws are subject to civil sanctions, and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental stewardship is one of the Company's top priorities, the Company cannot assure that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect its business, results of operations or financial condition.
Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where its wastes may have migrated or been disposed. The Company could also be held liable for damages to natural resource resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which the Company operates require that it periodically performs environmental impact studies at its mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect its business.
The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company's projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.
The Company is subject to anti-corruption laws
The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru, Mexico or any other jurisdiction in which the Company may conduct business, and the Company cannot assure that its employees or other agents will not engage in such prohibited conduct for which it might be held responsible. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. The Company has an anti-corruption policy and internal controls and procedures intended to address compliance and business integrity issues and the Company trains its employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation the Company cannot assure that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, the Company, in spite of its best efforts, may not always be able to prevent or detect corrupt or unethical practices by employees or third parties, such as sub-contractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on the Company.
Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company's operations
Greenhouse gases ("GHGs") are emitted directly by the Company's operations, as well as by external utilities from which it purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the Company operate. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require the Company to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply its operations. The Company could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, Australia implemented a carbon trading scheme commencing in July 2012, with a fixed carbon price through July 2015. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, though the precise impact on the Company's operations cannot yet be determined.
In addition, the Company's operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the Company's property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the Company's workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.
The Company's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured and uninsurable
The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all of the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance, results of operations or financial condition.
Civil disobedience in certain of the countries where the Company's properties are located could adversely affect its business
Acts of civil disobedience are common in certain of the countries where the Company's properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. The Company cannot assure that there will be no disruptions to site access in the future, which could adversely affect its business.
Some of the Company's operations are subject to significant safety and security risks
The Company currently conducts operations in Argentina and have additional exploration projects in Mexico, Peru and other countries. As a result, the Company is exposed to various levels of safety and security risks which could result in injury, damage to property, work stoppages, or blockades of its mining operations. Some of the Company's operations, including the Pitarrilla project, are also located in areas where Mexican drug cartels are known to operate. Risks and uncertainties vary from region to region and include, but are not limited to: terrorism, hostage taking, local drug gang activities, military repression, labor unrest, and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If the Company were to experience resistance or unrest in connection with its operations at the Pirquitas mine or planned operations at the Pitarrilla project, it could have a material adverse effect on its operations and profitability or financial condition.

The Company may be required by human rights laws to take actions that delay the advancement of its projects
Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding the Company's operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding the Company's projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company's current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities, and may have a negative impact on its reputation. Opposition by such groups to the Company's operations may require modification of, or preclude the operation or development of, its projects or may require it to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.
Import restrictions on equipment or supplies could adversely affect the Company's ability to operate its business
The Company is dependent on various supplies and equipment to carry out its operations at the Pirquitas mine. The Argentine Government has introduced measures requiring local sourcing of equipment and supplies wherever possible. The shortage or poor quality of supplies, equipment and parts as a result of such restrictions could have a material adverse effect on the Company's ability to carry out operations and therefore limit production or increase the cost thereof.
Changes in the interpretation of deferred strip cost reporting standards could adversely affect the Company's results of operations and profitability
On January 1, 2013, the Company adopted IFRIC 20 as its strip cost reporting standard. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. While the Company believes that its interpretation of IFRIC 20 is valid, it cannot assure that its interpretation will be the accepted industry standard once IFRIC 20 is adopted and interpreted by more companies. If the Company is required to change its interpretation of IFRIC 20 as a result of developments in industry practice, its results of operations and profitability may be adversely affected.
The Company is subject to credit risk through its significant VAT receivable balance collectible from the Government of Argentina
The Company is subject to credit risk through its significant value added tax ("VAT") balance that is collectible from the government of Argentina. Due to legislative rules and a complex collection process, the Argentine VAT receivable is classified as non-current until it is approved by the government; thereafter, it is reclassified to current as the Company has greater certainty of the ability to collect within twelve months. As of December 31, 2012, the Company's non-current VAT receivable balance was $37.4 million. Legislative changes in Argentina in October 2012 have further tightened controls over the VAT collection process and could have a negative impact on the Company's ability to recover outstanding VAT balances.
The Company is subject to increased regulatory compliance costs relating to the Dodd-Frank Act
In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act. If the Company fails to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed. The Dodd-Frank Act also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. In December 2011, the SEC approved amendments to its rules implementing the mine safety disclosure requirements contained in the Dodd-Frank Act. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect the Company's business results. The Company may also need to incur additional costs and invest additional resources, including management's time, in order to comply with new regulations and additional reporting and disclosure obligations.
Enforcement of judgments or bringing actions outside of Canada or the United States against the Company and its directors and officers may be difficult
A substantial part of the assets of the Company are located outside of Canada and the United States and certain of the directors and officers of the Company are resident outside of Canada. In addition, the Company is organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of its directors and officers are not citizens or residents of the United States. As a result, it may be difficult or impossible to (i) enforce judgments granted by a court in Canada against the Company's assets or its directors or officers residing outside of Canada, (ii) enforce in courts outside the United States judgments against the Company and its directors and officers obtained in the United States or (iii) bring in courts outside the United States an original action against the Company and its directors and officers to enforce liabilities based upon U.S. laws.
Certain terms of the Company's convertible notes
Holders of the Company's 2.875% Convertible Senior Notes due 2033, that were issued in early 2013, may at their option require the Company to purchase the outstanding principal amount thereof on certain dates starting on February 1, 2020. If the noteholders make such request, the Company's liquidity may be negatively impacted at that time.

12.	RELATED PARTY TRANSACTIONS
During the year ended December 31, 2012, the Company recorded administrative, technical services and expense reimbursements of $0.5 million (2011- $0.1 million) from companies related by common directors or officers, including Pretium. At December 31, 2012, trade and other receivables include $Nil (2011 - $0.1 million) and trade and other payables include $Nil (2011 - $0.7 million) with these related parties. Any amounts due from or payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.
a)Key management compensation
Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	December 31, 2012	December 31, 2011
	$000s	$000s
Salaries and other short-term employee benefits	2,152	2,252
Post-employment benefits	15	25
Termination benefits	—	1,067
Share-based compensation (i)	3,897	2,904
Total compensation	6,064	6,248

(i)	Share-based compensation includes mark-to-market adjustments on cumulative Deferred Share Units ("DSU's") positions as reported in the Consolidated Statements of Income.

a)Principal Subsidiaries
The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico S.A. de C.V.	Mexico	100%	San Agustin, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100%	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc.	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USA (Nevada)	100% (*)	Maverick Springs
Silver Standard U.S. Inc.	USA (Nevada)	100%	Saddleback, Silver Creek

(*)	The Maverick Springs project is held in a joint venture in which the Company has a 55% interest, representing all of the silver resources hosted in the project.

13.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At the beginning of 2012, the Company's ownership interest in Pretium was 28.39%. This interest was reduced by private placements in February and August 2012, a prospectus offering in May 2012, and the sale of 5.7 million shares following the exercise of warrants. As at December 31, 2012, the Company owned 18.9 million shares, which constituted a 20.02% ownership. This investment is being accounted for under the equity method.

The following table is an estimation of the assets and liabilities, and net loss of Pretium, in thousands of U.S. dollars:

	December 31, 2012	December 31, 2011
	$000s	$000s
Assets	645,058	506,167
Liabilities	(21,917)	(7,350)
Revenues	—	—
Net loss	(15,286)	(17,573)
Subsequent to the reporting date, on February 15, 2013, Pretium completed a private placement of 1,648,550 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest to 19.68%, with a dilution gain of approximately $1.9 million.

14.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2012.

Non-GAAP financial measures - Cash costs per ounce of silver

The Company uses the non-GAAP measures of cash costs and total costs per payable ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Changes to the Presentation of Non-GAAP Financial Measures

For the year ended December 31, 2012, the Company revised its presentation of its cash costs non-GAAP financial measure. Under the revised methodology, the Company reports cash costs and total costs on a "per payable ounce sold" basis, rather than on a per ounce produced basis as reported previously. Silver concentrate export duties that are being accrued but not paid have been reallocated to total production cost to reflect their non-cash nature as the Company has an order in its favor against their payment.

Cash costs consist of the cost of inventory as presented in the consolidated financial statements, third party smelting, treatment, refining and transportation costs, royalties, less by-product revenue.  Total costs consist of total cash costs plus depreciation, depletion, amortization and silver concentrate export duties. The divisor for both measures is payable silver ounces sold in the period.

The following table provides a reconciliation from the Company's consolidated income statement to cash costs and total costs:

	Q1	Q2	Q3	Q4	Total	Total
	2012	2012	2012	2012	2012	2011
	$000s	$000s	$000s	$000s	$000s	$000s
Cost of Sales, per consolidated statement of income	32,161	35,654	57,055	70,138	195,008	95,926
Less: Depreciation, depletion and amortization	8,566	8,149	12,790	15,163	44,668	16,546
Less: Export Duties	4,101	3,719	5,720	9,832	23,372	12,686
Cost of Inventory	19,494	23,786	38,545	45,143	126,968	66,694

Treatment and refining costs	4,348	5,445	9,382	11,247	30,422	22,021
Freight & transportation costs	2,068	1,824	2,448	2,484	8,824	3,568
By-product revenue	(638)	(512)	(88)	(575)	(1,813)	(5,766)
Cash Costs	25,272	30,543	50,287	58,299	164,401	86,517

Export Duties	4,101	3,719	5,720	9,832	23,372	12,686
Depreciation, depletion and amortization, per consolidated statement of income	8,566	8,149	12,790	15,163	44,668	16,546
Total Costs	37,939	42,411	68,797	83,294	232,441	115,749

Payable Ounces of Silver Sold	1,317,748	1,650,081	2,571,195	3,049,751	8,588,775	4,391,475

Cost of Inventory per ounce	14.79	14.42	14.99	14.80	14.78	15.19
Cash Costs per ounce	19.18	18.51	19.56	19.12	19.14	19.70
Total Costs per ounce	28.79	25.70	26.76	27.31	27.06	26.36

Non-GAAP financial measures - adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

	2012	2011
	$000's	$000's

Net income attributable to shareholders	54,826	80,128

Adjusted for:
Gain on sale of other investments	(4,853)	—
Gain on sale and write-off of mineral properties	86	(54,480)
Gain on partial disposal of associate	(49,082)	(38,776)
Unrealised (gain) loss on financial instruments at FVTPL	2,501	(20,182)
Gain on dilution of associate	(15,839)	(1,803)
Share of loss of associate	3,409	6,078
Loss on marketable securities	9,354	—
Dividend income	(701)	—

Adjusted net loss	(299)	(29,035)

Weighted average shares outstanding (000's)	80,744	80,324

Adjusted basic loss per share ($)	—	(0.36)

15.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the former Standing Interpretations Committee ("SIC"). The consolidated financial statements have been prepared in accordance with IFRS and interpretations issued and outstanding as of December 31, 2012, and were approved as of February 28, 2013, the date the Audit Committee of the Board of Directors approved the consolidated financial statements. Note 2 of the consolidated financial statements for the year ended December 31, 2012 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company's financial statements or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2012 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2012.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Review of asset carrying values and impairment assessment Each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impacts recorded in the consolidated statements of income.

Determination of mineral reserve and mineral resource estimates The Company estimates its Mineral Reserves and Mineral Resources based on information compiled by qualified persons as defined by National Instrument ("NI") 43-101. Mineral Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserve estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration costs.

Determination of useful lives of property, plant and equipment The Company uses the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves which are fundamental to this calculation. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives.

Valuation of inventory Stockpiled ore and finished goods are valued at the lower of cost and net realizable value ("NRV"). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company's inventory.

Close down and restoration provisions Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. Provisions are recognized when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwinding of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the U.S. dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statements of income. In order to compute this fair value, the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments The Company is required to determine the valuation of its convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes required discounted cash flow analyses that involved various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates and future metal prices.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences, where known, based on management’s best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary's functional currency often requires significant judgment where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation method required.

16.	FUTURE ACCOUNTING CHANGES

The standards and interpretations that are issued but not yet effective listed below, are those that may have an impact on the Company's disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards and interpretations, if applicable, when they become effective.

Standards effective for the Company from January 1, 2013:

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (OCI)
The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time would be presented separately from items that will never be reclassified. The amendment affects presentation only and therefore will have no impact on the Company’s financial position or performance.

IFRS 10, Consolidated Financial Statements
IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues covered in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including structured entities (previously referred to as special purpose entities). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated, by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analysis performed, IFRS 10 is not expected to have any impact on the Company's financial position or performance.

IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities ("JCEs") using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Based on the preliminary analysis performed, IFRS 11 is not expected to have any impact on the Company.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 includes all of the disclosures that were previously in IAS 27 relating to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 28 and IAS 31. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures may be required, but will have no impact on the Company’s financial position or performance.

IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analysis, no material impact is expected.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine
In October 2011, the IASB issued IFRIC 20, which provides guidance on the accounting for costs of stripping activities during the production phase of a surface mine. Stripping activity may provide access to ore that can be used to produce inventory or provide improved access to ore that will be used in the future and costs associated with improved access may be capitalized.

The Company will amend its accounting policy on production phase stripping costs to consider components of the pit in an assessment of whether a future benefit has been created. The Company anticipates that this will lead to an increase in the amount of stripping costs that are capitalized over the life of an open pit mine.

Following adoption on January 1, 2013, the standard is required to be applied to the earliest period presented, for the Company, this would start from January 1, 2012. Based on analysis performed, the restated 2012 financial statements will show an increase in property, plant and equipment, a decrease in inventory and an increase in net income. The magnitude of these changes are currently under review in preparation for the Company's first quarter 2013 reporting.

Annual Improvements May 2012
IAS 1, Presentation of Financial Statements: clarifies the difference between voluntary additional comparative information and the minimum required comparative information.

IAS 16, Property, Plant and Equipment: clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation: clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

The Company expects no impact on its financial position, performance, disclosures or stated accounting policies from the adoption of these amendments.

Standards applicable after 2013:

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Company will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

17.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's Annual Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures.

The following report is provided by management in respect of internal control over financial reporting and disclosure controls and procedures (as defined in the rules of the CSA and the SEC):

(1) Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2) Management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of the Company's internal control over financial reporting.

(3) As at December 31, 2012, management assessed the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in the Company's internal control over financial reporting.

18.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver and other metals; future mining costs and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting the Company's operations or potential future operations; future successful development of the Company's projects; the sufficiency of the Company's current working capital, anticipated operating cash flow or the Company's ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the anticipated use of proceeds from the Company's offering of 2013 Notes; the Company's planned changes to the presentation of non-GAAP financial measures; and the estimates of expected or anticipated economic returns from the Company's mining projects including: future sales of metals, concentrates or other products produced by the Company; and the Company's plans and expectations for its properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; inability to replace Mineral Reserves; inability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of the Company's interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of the Company's concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in the Company's ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; the Company's revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for the Company's exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond the Company's control; governmental regulations, including environmental regulations; non-compliance with anti-corruptions laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to the Company's mineral properties and the ability to obtain surface rights; the Company's insurance coverage; civil disobedience in the countries where the Company's properties are located; operational safety and security risks; actions required to be taken by the Company under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; the Company's ability to attract and retain qualified management to grow the business; compliance with the requirements of the Sarbanes-Oxley Act; the Company's adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Act; conflicts of interest that could arise from some of the Company's directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against the Company or the Company's directors or officers outside the United States; certain terms of the Company's convertible notes; the Company's policy of not paying cash dividends for the foreseeable future; and other risks related to the Company's common shares.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. The Company cannot assure that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect.
Assumptions have been made regarding, among other things, the Company's ability to carry on the Company's exploration and development activities, the Company's ability to meet the Company's obligations under the Company's property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on the Company's mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals the Company produces, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms and the Company's ability to continue operating the Pirquitas mine. The foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

This MD&A uses the terms “Proven Mineral Reserves” and “Probable Mineral Reserves.” U.S. investors are advised that the definitions of these terms under NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC standards. Accordingly, Mineral Reserves estimates included in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A also uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with reporting standards in Canada. The SEC's Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this MD&A is economically or legally mineable.